EXHIBIT 99.1

Message to Shareholders from Daniel Dickson, Newly Appointed Chief Executive Officer of Endeavour Silver Corp.

VANCOUVER, British Columbia, May 13, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) is pleased to share the following letter to shareholders from newly appointed Chief Executive Officer, Daniel Dickson.

Dear Shareholders:

For almost 20 years, Endeavour Silver has created new opportunities and navigated challenges with innovative thinking, which has transformed us into the company we are today. As I assume the role of Chief Executive Officer, I am keen to build on these strengths while focusing on continued profitability, safety performance and fostering our internal culture aligned with increasingly important ESG principles.

Digging deeper in solid ground

Looking back upon our company’s journey – to which I have proudly contributed since 2007 when I first joined as Endeavour’s Controller, then CFO – there is much to admire. Our perseverance and accomplishments have shone through, as we introduced many ‘firsts’ at our Guanaceví mine, followed by our acquisition of Bolañitos in 2007 and El Cubo in 2012. We became one of the fastest growing silver producers during the 2004-2012 precious metals bull market.

Through new discoveries, organic growth and strategic acquisitions, we expanded our business. Terronera is our next flagship asset that will strengthen our foundation and fuel our long-term growth. We plan to complete the feasibility study this summer, which should lead to a development decision for what should become our largest and lowest cost mine. Next steps for Q3, 2021 are to announce accretive project financing and break ground on construction. Simultaneously, we are drilling at our portfolio of exploration projects in Mexico and Chile to generate long term value through high impact discoveries.

Strong values drive us forward

Although 2020 was a year of global uncertainty, it also reaffirmed the strength of Endeavour’s well-established values. Under the direction of our founders, Brad Cooke and Godfrey Walton, we have always upheld ESG as core to our business. We developed trusted relationships with local stakeholders, and designed health, educational and environmental outreach programs to benefit our shared environment and local communities.

The COVID-19 pandemic illustrated the importance of this approach, as we worked to support community resilience and prioritize the health of our employees and communities. Despite challenging conditions, we fortified our commitment to these priorities by implementing the “Te Cuido/I Take Care of You” safety training program and achieved our safety performance targets last year. We also introduced our ICARE Values program, to clearly articulate the company’s underlying culture and bring to life “The Endeavour Way” to current and future team-members.

Delivering on profitability

The past year also highlighted our ability to meet scrutiny through the financial lens. In a period of transformation, we completed the transition from old mines to new mines and recorded profitability for the first time in two years. This is a testament to our operations group’s ability to meet and surmount the most difficult challenges. Now, with a current USD$1 billion market capitalization, a strengthened balance sheet, and with results from operations growing our cash balance, we are poised for future growth. Inflationary pressures on costs are inevitable, but we believe the culture we’ve established will contribute to innovative solutions to optimize our cash flows going forward.

Bright future for Endeavour Silver

When one combines Endeavour’s strengths with current market conditions, our future is bright. With a global scarcity of silver dominant assets, Endeavour offers a significant competitive advantage with our industry-leading beta to silver price and with 60 per cent of our anticipated 2021 revenue mix attributable to silver. As we grow, we will maintain our majority silver profile. as the metals mix at Terronera is 60% silver and Parral is almost 100% silver. Recent M&A activity in our sector confirms the difficulty in finding pure silver investment vehicles, amidst a bullish global backdrop due to negative interest rates, inflation concerns and sovereign debt. And, with silver’s role as a ‘green metal,’ as the world transitions to lower carbon technologies, we anticipate continued positive investor demand for silver that exceeds global mine supply. These factors all bode well, for both the price of silver and for Endeavour shareholders.

Beyond the numbers, I want to acknowledge the essential role played by former CEO Bradford Cooke, now Executive Chair, my long-time friend and mentor, who led our organization to the enviable place we are today. Brad has demonstrated outstanding vision and passion, which inspired our shared drive for Endeavour’s success. I look forward to Brad’s guidance as Executive Chair, together with the continuous support of our exceptional leadership team. Of particular note is Christine West, who assumes my position as CFO after skillfully supporting our company since 2008. She is an invaluable member of the management team, who brings experience and perspective to our finance and accounting functions.

Today, I am honoured to contribute my experience in overseeing Endeavour’s finances, and begin steering the company forward, focused on safe production, profitable operations and a strong culture. With our favourable outlook for silver’s fundamentals, I believe that the patience of our investors will be rewarded, and I look forward to building a strong future together in the years ahead.

Sincerely,

Daniel (Dan) Dickson,

Chief Executive Officer
May 13, 2021

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 including development of mineral properties, changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.